FLOWR ANNOUNCES STRATEGIC PARTNERSHIP WITH NEW CANNABIS BRAND ACE VALLEY

Ace Valley, Created by the Team Behind Ace Hill Beer, will Leverage Consumer Expertise that has Helped Make Ace Hill one of Canada's Fastest Growing Beer Companies

Toronto and Markham, Ontario, October 3, 2018 – The Flowr Corporation (TSXV: FLWR) ("Flowr" or "Company"), a Canadian cultivator of premium cannabis, announced today a strategic partnership with Ace Valley, a new brand of cannabis products for the upcoming adult-use recreational market created by the team behind Ace Hill Beer. Ace Valley's curated product portfolio of pre-rolled joints and premium dried flower applies the Ace Hill Beer team's deep understanding of consumer values and trends to the cannabis market, while leveraging Flowr's expertise in cultivation.

Ace Valley's flagship products will be pre-rolled joints available in two strains: Ace Valley Sativa and Ace Valley CBD, both grown and craft-cured by Flowr's expert cultivators in the world-famous Okanagan Valley of British Columbia. Ace Valley products will be available through the Ontario Cannabis Store and stores operated by the British Columbia Liquor Distribution Board beginning on or about October 17, 2018.

"We've learned a lot about the kinds of products mainstream craft consumers want," said Mike Wagman, co-founder and CEO of Ace Hill and of Ace Valley. "We're carrying these lessons over into Ace Valley with a focus on products that we believe are both premium and simple."

"From the start, Flowr and Ace Valley shared a commitment to creating high quality, authentic products for customers," said Steve Klein, Chairman and Chief Strategist for Flowr. "We believe that our focus on innovation, craftsmanship and consistency in cultivation and Ace Valley's expertise around the craft consumer is a natural fit and provides the foundation for these initial Ace Valley products."

Flowr builds and operates large-scale indoor cannabis cultivation facilities built with proprietary designs and systems. After carefully cultivating its flower, the Company hand trims and craft cures its products. Flowr expects its exacting protocols to help it produce cannabis that provides a high-quality, consistent consumer experience. The Company's 85,000 square foot Kelowna, British Columbia cultivation facility, where Ace Valley cannabis is grown, is currently approximately 20% complete and slated for full completion early in 2019.

"We know the craft consumer values exceptional quality and wanted to work with Flowr because we're confident their team and world-class facilities can deliver premium pre-rolls and dried flower that Ace Valley can be proud of," Ace Valley's Wagman said.

Ace Hill has risen from launch in 2016 to having the #1 and #4 top-selling craft beers in Toronto liquor stores and having a partnership as the official beer of Porter Airlines. Ace Hill attributes its rapid growth to offering a unique portfolio of premium and light beverages made to appeal to mainstream craft consumers.

"This is an important partnership for us because it demonstrates what customer-focused companies can accomplish," said Flowr's Klein. "While other recent partnerships and investments have focused on a cannabis beverage market that's at least a year away, Flowr and Ace Valley have found a way to connect with consumers and have premium Ace Valley products on shelf at the beginning of recreational cannabis sales in Ontario and British Columbia."

The companies finalized the terms of the partnership on August 30, 2018.

About Ace Valley

Ace Valley is a new cannabis brand focused on quality and simplicity. Ace Valley has initially developed a highly-curated selection of pre-rolled joints and dried flower with the expert growers at Flowr in Okanagan Valley, British Columbia. These products are expected to be available for sale in Ontario and British Columbia when adult-use recreational cannabis is legalized in Canada on October 17, 2018. Ace Valley is also developing additional value-add cannabis products, including vape pens and cannabis beverages, to be sold in Canada when allowed by regulations. Ace Valley is created by the team behind Ace Hill, one of Canada's fastest-growing beer companies.

About Flowr

The Flowr Corporation (TSXV: FLWR), through its subsidiaries, is a vertically integrated Canadian cannabis company focused on the natural science of cannabis. With head offices in Markham, ON and production in Kelowna, BC, Flowr builds and operates large-scale, GMP designed cultivation facilities utilizing its own patented growing systems. Flowr's investment in research and development ensures that its master growers are able to supply patients with consistent, high-quality medicinal cannabis. With a sense of craftsmanship and a spirit of innovation, Flowr is also well positioned with a line of premium quality cannabis products for the upcoming adult-use market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation

On behalf of The Flowr Corporation
Steve Klein
Chairman & Chief Strategist

Contacts

For Flowr

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Alex Dann: +1 416.464.4067, adann@flowr.ca

For Ace Valley

Media
hello@acevalley.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Notice regarding forward-looking information:

This press release includes forward-looking information within the meaning of Canadian securities laws, regarding Flowr and its business, which may include, but are not limited to, Ace Hill's success and growth, Ace Valley's offerings, including its consistency, convenience and portability, the expected date of distribution and sale of the products described herein, the products described herein being premium and simple, the commitment to high quality, authentic products for customers, Flowr's exacting protocols helping it produce cannabis that is high quality and consistent, the timing for completion of Flowr's cultivation facility, Ace Hill's confidence in Flowr and its ability to deliver premium products and products that customers will enjoy, the leveraging of Flowr's expertise, Ace Hill's deep understanding of consumers values and trends in the cannabis market and their ability to leverage this understanding, Ace Hill's expertise about the craft customer and this providing the foundation for Aced Valley products, statements relating to the partnership between Flowr and Ace Hill, additional products that Ace Hill is developing to be sold in Canada, Flowr's ability to bring premium, quality products to the market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Flowr's management, and are based on assumptions and subject to risks and uncertainties. Although Flowr's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company's business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the partnership with Ace Hill not being successful, the inability of Ace Valley products to be consistent, convenient and/or portable, the inability of Flowr to produce and distribute premium, high quality and/or simple products, the inability of Ace Valley to create a high quality, authentic experience for customers, the inability to leverage Ace Hill's or Flowr's expertise in marketing products, the inability to complete construction of Flowr's cultivation facility or any delay in the construction thereof, the inability to supply the products described herein or any delay in such supply, Flowr's securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic

markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr's products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, including those discussed herein, product launches (including, without limitation, unsuccessful product launches), the inability to launch products (including those described herein), the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr's products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr's filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

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